SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sprague Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

849343 108

(CUSIP Number)

Paul A. Scoff

Two International Drive

Suite 200

Portsmouth, NH 03801

(800) 255-1560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 849343 108

1	Name of Reporting Person Sprague Resources Holdings LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,643,940 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,643,940 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 11,643,940 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8%**
14	Type of Reporting Person HC; OO

*	Consists of 1,571,970 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague Resources Holdings LLC also owns all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). Sprague Resources Holdings LLC may also be deemed to be the indirect beneficial owner of a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,071,970 common units and 10,071,970 subordinated units outstanding as of October 30, 2013, the closing date of the initial public offering of common units of Sprague Resources LP.

CUSIP No. 849343 108

1	Name of Reporting Person Axel Johnson Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,643,940 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,643,940 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 11,643,940 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8%**
14	Type of Reporting Person CO

*	Consists of 1,571,970 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague Resources Holdings LLC is the record holder of 1,571,970 common units and 10,071,970 subordinated units. Axel Johnson Inc. may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,071,970 common units and 10,071,970 subordinated units outstanding as of October 30, 2013, the closing date of the initial public offering of common units of Sprague Resources LP.

CUSIP No. 849343 108

1	Name of Reporting Person Lexa International Corporation
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,643,940 units *
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,643,940 units *
11	Aggregate Amount Beneficially Owned by each Reporting Person: 11,643,940 units *
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8%**
14	Type of Reporting Person CO

*	Consists of 1,571,970 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague Resources Holdings LLC is the record holder of 1,571,970 common units and 10,071,970 subordinated units. Lexa International Corporation may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,071,970 common units and 10,071,970 subordinated units outstanding as of October 30, 2013, the closing date of the initial public offering of common units of Sprague Resources LP.

CUSIP No. 849343 108

1	Name of Reporting Person Antonia Ax:son Johnson
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,643,940 units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,643,940 units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 11,643,940 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8%**
14	Type of Reporting Person IN

*	Consists of 1,571,970 common units and 10,071,970 subordinated units representing limited partner interests in Sprague Resources LP. Sprague Resources Holdings LLC is the record holder of 1,571,970 common units and 10,071,970 subordinated units. Antonia Ax:son Johnson may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, which is incorporated herein by reference to Exhibit 3.1 to Sprague Resources LP’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2013.
**	Based on a total of 10,071,970 common units and 10,071,970 subordinated units outstanding as of October 30, 2013, the closing date of the initial public offering of common units of Sprague Resources LP.

CUSIP No. 849343 108

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit A.

Item 1.	Security and Partnership

This Statement is being filed with respect to the common units representing limited partner interests (“common units”) and subordinated units representing limited partner interests (“subordinated units” and collectively with the common units, the “units”) of Sprague Resources LP (the “Partnership”). The address of the principal executive offices of the Partnership is Two International Drive, Suite 200, Portsmouth, NH 03801.

Item 2.	Identity and Background

(a) This Statement is filed by:

(i)	Sprague Resources Holdings LLC, a Delaware limited liability company (“Sprague Holdings”);

(ii)	Axel Johnson Inc., a Delaware corporation (“Axel Johnson”);

(iii)	Lexa International Corporation, a Delaware corporation (“Lexa”); and

(iv)	Antonia Ax:son Johnson, a citizen of Sweden (“Ms. Johnson” and, together with Sprague Holdings, Axel Johnson and Lexa, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Sprague Holdings is a wholly-owned subsidiary of Axel Johnson. Axel Johnson is a wholly-owned subsidiary of Lexa. Lexa, through certain non-U.S. entities, is controlled by Ms. Johnson. Sprague Holdings also owns 100% of the equity interests of Sprague Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), and all of the incentive distribution rights in the Partnership (the “incentive distribution rights”).

Sprague Holdings is a limited partner of the Partnership and the record holder of 1,571,970 common units and 10,071,970 subordinated units of the Partnership, representing an aggregate 57.8% limited partner interest in the Partnership.

(b) The business address of Sprague Holdings is Two International Drive, Suite 200, Portsmouth, NH 03801. The business address of Axel Johnson is 155 Spring Street, 6th Floor, New York, NY 10012. The business address of Lexa is 2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903. The business address of Ms. Johnson is c/o Axel Johnson Inc., 155 Spring Street, 6th Floor, New York, NY 10012.

(c) The principal business of:

(i)	Sprague Holdings is to hold equity interests in the Partnership and the General Partner;

(ii)	Axel Johnson is to hold equity interests in Sprague Holdings and other entities;

(iii)	Lexa is to hold equity interests in Axel Johnson and other entities; and

(iv)	Ms. Johnson is to serve as Chairman of Axel Johnson AB.

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(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Sprague Holdings, Axel Johnson or Lexa has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

On October 30, 2013, in connection with the closing of the Partnership’s initial public offering (the “IPO”), Axel Johnson, Sprague Holdings, the Partnership, the General Partner, Sprague Massachusetts Properties LLC, a Delaware limited liability company (“Sprague Massachusetts”), Sprague International Properties LLC, a Delaware limited liability company (“Sprague International”), Sprague Canadian Properties LLC, a Delaware limited liability company “(Sprague Canadian”), and Sprague Operating Resources LLC, a Delaware limited liability company (the “OLLC”), entered into a contribution, conveyance and assumption agreement (the “Contribution Agreement”). Pursuant to the Contribution Agreement, the following transactions, among other things, occurred:

•	Axel Johnson contributed all of the membership interests in the OLLC to Sprague Holdings;

•	OLLC assigned to the General Partner certain corporate assets;

•	OLLC assigned to Sprague International (i) notes receivable aggregating $79.0 million; (ii) all of the equity interests in Ekotek Inc., a Delaware corporation; (iii) all of the equity interests in Sprague Massachusetts; (iv) all of the equity interests in Sprague New York Properties LLC, a Delaware limited liability company; and (v) all of the assets comprising each of the Bucksport, Portsmouth and Oceanside Terminals;

•	OLLC assigned to Sprague Massachusetts certain assets and liabilities associated with the New Bedford Terminal;

•	Sprague International assumed approximately $25.0 million of OLLC unsecured debt and approximately $39.5 million of OLLC long-term acquisition debt;

•	OLLC assigned to Sprague Canadian all of the interests in Kildair Service Ltd.;

•	OLLC assigned to Sprague Holdings $130.4 million of its accounts receivable and $10.0 million in cash;

•	Sprague Holdings conveyed to the Partnership all of the membership interests in the OLLC in exchange for (a) 1,571,970 common units, representing a 7.8% limited partner interest in the Partnership, (b) 10,071,970 subordinated units, representing a 50% limited partner interest in the Partnership, (c) all of the incentive distribution rights, and (d) the right to receive the deferred issuance and distribution (as defined in the Contribution Agreement);

•	The Partnership redeemed the initial interests of the General Partner and Sprague Holdings and refunded the General Partner’s initial contribution of $10 and Sprague Holding’s initial contribution of $990; and

•	The General Partner’s 1.0% general partner interest in the Partnership was converted to a non-economic general partner interest in the Partnership.

CUSIP No. 849343 108

Upon the termination of the subordination period as set forth in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into common units on a one-for-one basis.

References to, and descriptions of, the Contribution Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2013, which Exhibit 10.2 is incorporated in its entirety in this Item 3.

On October 25, 2013, certain Covered Persons acquired with personal funds common units in the open market, as noted on Schedule 1 attached hereto. Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons and Covered Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the units reported herein solely for investment purposes as partial consideration for the assets and operations contributed by the Reporting Persons or their affiliates to the Partnership in connection with the IPO. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The subordinated units owned of record by Sprague Holdings are convertible into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The Partnership may grant unit options, restricted units, phantom units, unit appreciation rights, cash awards, distribution equivalent rights, substitute awards, and other unit-based awards, or any combination of the foregoing to employees and directors of the General Partner and its affiliates pursuant to the Partnership’s 2013 Long-Term Incentive Plan (the “Long-Term Incentive Plan”) adopted by the General Partner. The Partnership may acquire common units to issue pursuant to the Long-Term Incentive Plan on the open market, directly from the Partnership, from other Reporting Persons or otherwise.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and for managing its operations and is ultimately controlled by Sprague Holdings. Some of the executive officers and directors of Sprague Holdings and Axel Johnson also serve as executive officers or directors of the General Partner. Specifically, all of the executive officers of the General Partner are also executive officers of Sprague Holdings, and two of the six directors of the General Partner are also directors of Sprague Holdings. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. As the General Partner’s sole member, Sprague Holdings has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner, other than to appoint one additional independent director within one year following the IPO, which would result in an increase in the size of the General Partner’s board of directors to seven members.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Partnership, may cause the Partnership to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Partnership.

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(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Statement, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Statement (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

On October 25, 2013, certain Covered Persons acquired with personal funds common units in the open market, as noted on Schedule 1 attached hereto. Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons and Covered Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 20,143,940 units issued and outstanding as of the closing of the IPO) on October 30, 2013 are as follows:

Sprague Holdings

(a)	Amount beneficially owned: 11,643,940 units		Percentage: 57.8%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 11,643,940 units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 11,643,940 units

Axel Johnson

(a)	Amount beneficially owned: 11,643,940 units		Percentage: 57.8%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 11,643,940 units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 11,643,940 units

Lexa

(a)	Amount beneficially owned: 11,643,940 units		Percentage: 57.8%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 11,643,940 units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 11,643,940 units

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Ms. Johnson

(a)	Amount beneficially owned: 11,643,940 units		Percentage: 57.8%

(b)	Number of shares to which the Reporting Person has:

	i.	Sole power to vote or to direct the vote: 0

	ii.	Shared power to vote or to direct the vote: 11,643,940 units

	iii.	Sole power to dispose or to direct the disposition of: 0

	iv.	Shared power to dispose or to direct the disposition of: 11,643,940 units

Certain of the Covered Persons acquired common units in the open market, as noted on Schedule 1 attached hereto.

(c) Except as described in Item 3 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Statement and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and Sprague Holdings, as the organizational limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.4125 per unit ($1.65 per unit on an annualized basis) to the extent the Partnership has sufficient distributable cash flow after the establishment of cash reserves by the General Partner and the payment of the Partnership’s expenses. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution,” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The Partnership will pay a prorated distribution for the first quarter during which it is a publicly traded partnership.

The Partnership Agreement generally provides that the Partnership distribute its distributable cash flow each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.4125; and

•	third, to all unitholders, pro rata, until each unit has received a distribution of $0.474375.

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If cash distributions to the unitholders exceed $0.474375 per unit in any quarter, the holders of incentive distribution rights will receive increasing percentages, up to 50.0%, of the cash the Partnership distributes in excess of that amount.

Conversion of Subordinated Units

The principal difference between the common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.4125 per unit only after the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. If the Partnership does not pay distributions on the subordinated units, the subordinated units will not accrue arrearages for those unpaid distributions.

If the Partnership meets three requirements set forth in the Partnership Agreement, the subordination period will expire and all subordinated units will convert into common units on a non-for-one basis. The three requirements are:

•	The Partnership must make quarterly distributions from distributable cash flow of at least the annualized minimum quarterly distribution on each outstanding common and subordinated unit in respect of each of the prior three consecutive, non-overlapping four quarter periods;

•	Distributable cash flow generated in respect of such three consecutive, non-overlapping four quarter periods (excluding the $25.0 million basket contained in the definition of distributable cash flow) must equal or exceed the annualized minimum quarterly distribution on all outstanding common and subordinated units (on a fully diluted basis) in respect of such quarters; and

•	There are no arrearages in payment of the minimum quarterly distribution on the common units.

The Partnership Agreement also provides that the requirements could first be satisfied in connection with a distribution of cash with respect to the quarter ending December 31, 2016 and, if not satisfied in respect of that quarter, could be satisfied on any date thereafter.

The subordination period also will end upon the removal of the General Partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of units, including units senior to the common units, without the consent of the unitholders.

Limited Voting Rights

The General Partner manages and operates the Partnership. The unitholders have only limited voting rights on matters affecting the Partnership’s business. Unitholders have no right to elect the General Partner or the board of directors of the General Partner on an annual or other continuing basis. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s units, including units owned by the General Partner and its affiliates (including Sprague Holdings), voting together as a single class. Because Sprague Holdings owns 57.8% of the Partnership’s outstanding units, and owns 100% of the interests in the General Partner, it has the ability to prevent the General Partner’s involuntary removal.

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Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the then outstanding common units, the General Partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed.

Registration Rights

The Partnership has agreed to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements of the Securities Act is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 5, 2013 which Exhibit 3.1 is incorporated in its entirety in this Item 6.

The General Partner’s Limited Liability Company Agreement

Under the Amended and Restated Limited Liability Company Agreement of the General Partner (the “GP LLC Agreement”), Sprague Holdings has the right to elect the members of the board of directors of the General Partner.

References to, and descriptions of, the GP LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 5, 2013, which Exhibit 3.2 is incorporated in its entirety in this Item 6.

The Underwriting Agreement

In connection with the Underwriting Agreement, by and among the Partnership, the General Partner, the OLLC and Sprague Holdings, and Barclays Capital, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several underwriters named therein, dated October 24, 2013, relating to the IPO (the “Underwriting Agreement”), Sprague Holdings and the executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of the Underwriting Agreement. References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 30, 2013, which is incorporated in its entirety in this Item 6.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Partnership.

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Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC (attached as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Sprague Resources LP, Sprague Resources GP LLC, Axel Johnson Inc., Sprague International Properties LLC, Sprague Canadian Properties LLC, Sprague Resources Holdings LLC, Sprague Massachusetts Properties LLC and Sprague Operating Resources LLC, dated October 30, 2013. (attached as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit E	Underwriting Agreement, dated as of October 24, 2013, by and among Sprague Resources LP, Sprague Resources GP LLC, Sprague Operating Resources LLC and Sprague Resources Holdings LLC and Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on October 30, 2013 and incorporated herein by reference).

Exhibit F	Power of Attorney for Axel Johnson Inc. dated as of November 7, 2013 (filed herewith).

Exhibit G	Power of Attorney for Lexa International Corporation dated as of November 7, 2013 (filed herewith).

Exhibit H	Power of Attorney for Antonia Ax:son Johnson dated as of February 28, 2012 (attached as Exhibit 24 to the Form 3 of Sprague Resources Holdings LLC and Antonia Ax:son Johnson (File No. 001-36137) filed with the Commission on October 16, 2013 and incorporated herein by reference).

CUSIP No. 849343 108

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2013	SPRAGUE RESOURCES HOLDINGS LLC

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

AXEL JOHNSON INC.

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Attorney-in-fact

LEXA INTERNATIONAL CORPORATION

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Attorney-in-fact

ANTONIA AX:SON JOHNSON

	By:	/s/ Paul A. Scoff
	Name:	Paul A. Scoff
	Title:	Attorney-in-fact

CUSIP No. 849343 108

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit C	Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC (attached as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Sprague Resources LP, Sprague Resources GP LLC, Axel Johnson Inc., Sprague International Properties LLC, Sprague Canadian Properties LLC, Sprague Resources Holdings LLC, Sprague Massachusetts Properties LLC and Sprague Operating Resources LLC, dated October 30, 2013. (attached as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit E	Underwriting Agreement, dated as of October 24, 2013, by and among Sprague Resources LP, Sprague Resources GP LLC, Sprague Operating Resources LLC and Sprague Resources Holdings LLC and Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on October 30, 2013 and incorporated herein by reference).

Exhibit F	Power of Attorney for Axel Johnson Inc. dated as of November 7, 2013 (filed herewith).

Exhibit G	Power of Attorney for Lexa International Corporation dated as of November 7, 2013 (filed herewith).

Exhibit H	Power of Attorney for Antonia Ax:son Johnson dated as of February 28, 2012 (attached as Exhibit 24 to the Form 3 of Sprague Resources Holdings LLC and Antonia Ax:son Johnson (File No. 001-36137) filed with the Commission on October 16, 2013 and incorporated herein by reference).

Schedule I

Directors of Sprague Resources Holdings LLC

David C. Glendon

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: President, Chief Executive Officer and Director of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 5,000 common units (1)		Percentage: *

Number of shares to which the Covered Person has:

i.	Sole power to vote or to direct the vote: 5,000 units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 5,000 units

iv.	Shared power to dispose or to direct the disposition of: 0

Michael D. Milligan

c/o Axel Johnson Inc.

2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903

Principal Occupation: President and Chief Executive Officer of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 20,000 common units (2)		Percentage: *

Number of shares to which the Covered Person has:

i.	Sole power to vote or to direct the vote: 20,000

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 20,000

iv.	Shared power to dispose or to direct the disposition of: 0

Sally A. Sarsfield

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Vice President, Chief Financial Officer of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 2,100 common units (3)		Percentage: *

Number of shares to which the Covered Person has:

i.	Sole power to vote or to direct the vote: 2,100

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 2,100

iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Sprague Resources Holdings LLC

David C. Glendon

(see above)

Gary A. Rinaldi

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Senior Vice President, Chief Operating Officer, Chief Financial Officer and Director of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 5,001 common units (4)		Percentage: *

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 5,001 units
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 5,001 units
iv.	Shared power to dispose or to direct the disposition of: 0

Thomas F. Flaherty

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Vice President, Sales of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Steven D. Scammon

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Vice President, Trading and Pricing of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Joseph S. Smith

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Vice President, Chief Risk Officer and Strategic Planning of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Paul A. Scoff

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Vice President, General Counsel, Chief Compliance Officer and Secretary of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 1,100 common units (5)		Percentage: *

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 1,100
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 1,100
iv.	Shared power to dispose or to direct the disposition of: 0

John W. Moore

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Vice President, Chief Accounting Officer and Controller of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

James Therriault

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Vice President, Materials Handling of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Brian W. Weego

c/o Sprague Resources Holdings LLC

Two International Drive, Suite 200, Portsmouth, NH 03801

Principal Occupation: Vice President, Materials Handling of Sprague Resources Holdings LLC

Citizenship: USA

Amount beneficially owned: 2,500 common units (6)		Percentage: *

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 2,500
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 2,500
iv.	Shared power to dispose or to direct the disposition of: 0

Sole Member of Sprague Resources Holdings LLC

Axel Johnson Inc.

(see Item 2 and Item 5 of the Schedule 13D)

Directors of Axel Johnson Inc.

Antonia Ax:son Johnson

(see Item 2 and Item 5 of the Schedule 13D)

P. Göran Ennerfelt

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: President of Axel Johnson Holding AB

Citizenship: Sweden

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Alf Göransson

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: President and Chief Executive Officer of Securitas AB

Citizenship: Sweden

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Anders G. Carlberg

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Director of several Swedish companies

Citizenship: Sweden

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Michael D. Milligan

(see above)

Alexandra Mörner

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Chairman of Antonia Ax:son Johnson Foundation for Sustainable Development

Citizenship: Sweden

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Nicholas K. Brookes

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Director of Corporación Financiera Alba S.A.

Citizenship: United Kingdom

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Executive Officers of Axel Johnson Inc.

Michael D. Milligan

(see above)

Ben J. Hennelly

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Executive Vice President of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

John C. Pascale

c/o Axel Johnson Inc.

1 Landmark Square, Suite 407, Stamford, CT 06901

Principal Occupation: Executive Vice President – Tax of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Timothy P. Grier

c/o Axel Johnson Inc.

1 Landmark Square, Suite 407, Stamford, CT 06901

Principal Occupation: Vice President – Tax and Assistant Secretary of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Tammy Lassiter

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Controller and Assistant Secretary of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Sally A. Sarsfield

(see above)

Tammany A. Patrick

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Legal Administrator and Secretary of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Clare E. Peeters

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Vice President, Managing Director – Corporate Development of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

C. Peter Harris

c/o Axel Johnson Inc.

155 Spring Street, 6th Floor, New York, NY 10012

Principal Occupation: Vice President, Managing Director – Corporate Development of Axel Johnson Inc.

Citizenship: USA

Amount beneficially owned: 0 common units		Percentage: 0%

Number of shares to which the Covered Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 0

Sole Shareholder of Axel Johnson Inc.

Lexa International Corporation

(see Item 2 and Item 5 of the Schedule 13D)

Directors of Lexa International Corporation

Antonia Ax:son Johnson

(see Item 2 and Item 5 of the Schedule 13D)

P. Göran Ennerfelt

(see above)

John C. Pascale

(see above)

Executive Officers of Lexa International Corporation

Antonia Ax:son Johnson

(see Item 2 and Item 5 of the Schedule 13D)

P. Göran Ennerfelt

(see above)

John C. Pascale

(see above)

Timothy P. Grier

(see above)

Tammany A. Patrick

(see above)

Controlling Shareholder of Lexa International Corporation

Antonia Ax:son Johnson

(see Item 2 and Item 5 of the Schedule 13D)

*	Less than 1%.
(1)	On October 25, 2013, Mr. Glendon purchased 5,000 common units in the open market at a weighted average price of $17.6405 per common unit (1,600 at $17.63 per common unit, 100 at $17.625 per common unit, 1,300 at $17.64 per common unit, 200 at $17.6499 per common unit and 1,800 at $17.65 per common unit).
(2)	On October 25, 2013, Mr. Milligan purchased 20,000 common units in the open market at $17.50 per common unit.
(3)	On October 25, 2013, Ms. Sarsfield purchased 2,100 common units in the open market at $17.50 per common unit.
(4)	On October 25, 2013, Mr. Rinaldi purchased 5,001 common units in the open market at $17.6659 per common unit.
(5)	On October 25, 2013, Mr. Scoff purchased 1,100 common units in the open market at $17.64 per common unit.
(6)	On October 25, 2013, Mr. Weego purchased 2,500 common units in the open market at a weighted average price of $17.922 per common unit (500 at $17.9898 per common unit, 1,000 at $18.21 per common unit, 500 at $17.55 per common unit and 500 at $17.65 per common unit).